BlackRock Funds N-SAR
                        Exhibit for Item 77.C.

A proxy statement was sent to shareholders of all portfolios of the BlackRock Funds (the "Fund") asking them to consider and vote upon the election of nine trustees to the Board of Trustees of the Fund (the "Board"). Five of the nine nominees were already serving as trustees of the Fund and the additional nominees had previously served as trustees of the State Street Research Funds. Due to the increased size and complexity of the Fund resulting from the reorganization with the State Street Research Funds, and an increase in the responsibilities of boards of trustees of funds generally, the Board believed it was in the best interest of the Fund to increase the size of the Board. In addition, shareholders of the Money Market
Portfolio were asked to consider and vote upon a proposal to change the fundamental investment limitation on the concentration of investments in the banking industry to a concentration of investments in the financial services industry. The proposed change was designed to provide greater flexibility in managing the Money Market Portfolio.

On April 29, 2005, the special meeting of shareholders was held, at which all of the nominees included in the proxy were duly elected to the Board and the change to the fundamental investment limitation as described above of the Money Market Portfolio was approved by its shareholders.

The votes for the election of trustees were as follows:

                          AFFIRMATIVE      NEGATIVE
Bruce R. Bond            3,006,153,475    9,427,152
Richard S. Davis         3,006,504,966    9,075,661
Peter S. Drotch          3,006,391,368    9,189,259
Stuart E. Eizenstat      3,005,972,578    9,608,049
Laurence D. Fink         3,006,652,923    8,927,704
Robert M. Hernandez      3,006,095,141    9,485,487
Dr. Matina Horner        3,005,916,103    9,664,525
Toby Rosenblatt          3,006,157,679    9,422,948
David R. Wilmerding, Jr. 3,006,022,868    9,557,759

The votes for the change to the fundamental investment limitation on the concentration of investments for the Money Market Portfolio were as follows:

FOR            AGAINST       ABSTAIN      BROKER NON-VOTES
755,131,268    28,770,439    3,373,727    40,243,976